UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“EXEMPTION FROM OBLIGATIONS REGARDING THE MAINTENANCE OF LISTING”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Leandro Conti Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913 media.relations@syngenta.com	Analyst/Investor contacts: Andrew McConville Switzerland +41 61 323 5059 USA +1 202 737 6521

Basel, Switzerland, October 23, 2017

EXEMPTION FROM OBLIGATIONS REGARDING THE MAINTENANCE OF LISTING

On 8 March 2016, CNAC Saturn (NL) B.V., Amsterdam, The Netherlands, published the offer prospectus on the public tender offer for all publicly held registered shares of Syngenta AG at the offer price of USD 465 per registered share. CNAC Saturn (NL) B.V. is a subsidiary of China National Chemical Corporation (ChemChina).

On 2 October 2017, Syngenta applied at SIX Swiss Exchange for an exemption from certain obligations regarding the maintenance of its listing. The filing was made following the launch of the proceedings by CNAC Saturn (NL) B.V. in July 2017 before the Court of Appeal of Basel-City regarding the cancellation of the shares of Syngenta which remained publicly held (article 137 of the Financial Market Infrastructure Act).

In its decision dated 13 October 2017, SIX Exchange Regulation has granted Syngenta several temporary exemptions from the obligations for maintaining its listing. The content and duration of the exemptions granted are contained in the following part of the decision by SIX Exchange Regulation which has been reproduced verbatim upon request of SIX Exchange Regulation (unofficial English translation). The exemptions come into force as of the release of this ad hoc notice.

Sections I through III of the decision by SIX Exchange Regulation read as follows:

I.	Syngenta AG (issuer), Basel, Canton of Basel-City, is granted – subject to section VI – until the expiration of the Best Price Rule according to article 10 para. 1 of the Ordinance of the Swiss Takeover Board on Public Takeover Offers of 21 August 2008 (Takeover Ordinance, TOO) in the context of the public tender offer by CNAC Saturn (NL) B.V. headquartered in Amsterdam, The Netherlands, for all publicly held registered shares of the issuer (Best Price Rule), that is up to and including 24 November 2017, exemption from the following obligations regarding the maintenance of its listing:

a.	Publication of ad hoc notices (article 53 LR in conjunction with the Directive on Ad hoc Publicity [DAH]), except for the publication of an ad hoc notice to communicate the date of de-listing of the registered shares of the issuer, as soon as such date has been determined;

b.	Disclosure of management transactions (article 56 LR);

Syngenta – October 23, 2017 / Page 1 of 2

c.	Maintaining a corporate calendar (article 52 LR);

d.	Compliance with the following regular reporting obligations (article 55 LR in conjunction with article 9 of the Directive on Regular Reporting Obligations [DRRO]): para. 1.05 (change of external auditors), para. 1.06 (change of balance sheet date), para. 1.08 (4) (changes to the weblink of the corporate calendar), para. 1.08 (5) (changes to the weblink of the annual and semi-annual reports), para. 3.05 (resolutions on opting out/opting up), para. 3.06 (changes in connection with restrictions on transferability) and para. 5.02 (reporting of the conditional capital).

II.	The exemption pursuant to section I is effective with the publication of the ad hoc notice in accordance with section VI.

III.	After the expiration of the Best Price Rule on 24 November 2017, the issuer is exempted from the obligations pursuant to section I up to and including 31 January 2018, as far and as long as none of the following events have occurred:

a.	A minority shareholder or several minority shareholders entering the proceedings regarding the cancellation of registered shares of the issuer pursuant to article 137 of the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading dated 19 June 2015 (Financial Market Infrastructure Act, FMIA) before the Court of Appeal of Basel-City.

b.	Withdrawal of the action to cancel the registered shares of the issuer before the Court of Appeal of Basel-City by the plaintiff, CNAC Saturn (NL) B.V., Amsterdam, The Netherlands, or by a legal successor;

c.	Dismissal of the action to cancel the registered shares of the issuer by the Court of Appeal of Basel-City;

d.	Appeal to the judgment rendered by the Court of Appeal of Basel-City regarding the cancellation of the registered shares of the issuer.

Should one of the events pursuant to paragraphs a. to d. of this section occur until the expiration of the Best Price Rule, the obligations pursuant to section I come back into force immediately after the expiration of the Best Price Rule, i.e., on 25 November 2017.

Should one of the events pursuant to paragraphs a. to d. of this section occur after the expiration of the Best Price Rule, the obligations pursuant to section I come back into force with immediate effect.

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Cautionary statement regarding forward-looking statements

Some of the statements contained in this press release are forward-looking statements. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any forward-looking statements. These statements are generally identified by words or phrases such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "should", "estimate", "predict", "potential", "continue" or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. Syngenta disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this press release or otherwise.

Syngenta – October 23, 2017 / Page 2 of 2

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SYNGENTA AG

Date:	October 23, 2017	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Markus Widmer
			Name:	Markus Widmer
			Title:	Legal Counsel